06005963

A/B 3/23/06 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARL P. SHERR & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

446 MAIN STREET
(No. and Street)

WORCESTER	MA	01608
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARL P. SHERR 508-791-7126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.
(Name – *if individual, state last, first, middle name*)

306 MAIN STREET	WORCESTER	MA	01608
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 17 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C. 160

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CARL P. SHERR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARL P. SHERR & CO., LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARL P. SHERR & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

CARL P. SHERR & CO., LLC

TABLE OF CONTENTS

DECEMBER 31, 2005 AND 2004

Facing Page

Oath or Affirmation

	PAGE
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Income and Changes in Members' Equity	3
Statements of Cash Flows	4
Notes to Financial Statements	5 - 7
Supplemental Schedule:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8

Corporate Officers

Agnes E. Kull, CPA
Norman Bitsoli, CPA
Diane L. Leclair, CPA
Robert P. Turnan, CPA
William E. Philbrick, CPA
Michael J. Hayes, CPA
Richard F. Powell, CPA
Wanda L. Cantlin, CPA
John E. Wornham, CPA
Jacqueline M. Jones, CPA
Deborah A. Morang, CPA
Laurence M. Hurwitz, CPA

Nathan Greenberg, CPA
Founder

Melvin M. Rosenblatt, CPA
Past Chairman

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Members
Carl P. Sherr & Co., LLC

In planning and performing our audit of the financial statements and supplemental schedule of Carl P. Sherr & Co., LLC (the Company), for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Day Building · 306 Main Street, Suite 400 · Worcester, MA 01608 · Tel (508) 791-0901 · Fax (508) 799-2059 · Email: grkb@grkb.com

Because of inherent limitations in internal control, or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.

GREENBERG, ROSENBLATT, KULL & BITSOLI, PC.

Worcester, Massachusetts
February 24, 2006

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Members
Carl P. Sherr & Co., LLC
Worcester, Massachusetts

We have audited the accompanying statements of financial condition of Carl P. Sherr & Co., LLC (a limited liability company) as of December 31, 2005 and 2004, and the related statements of income and changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carl P. Sherr & Co., LLC at December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 24, 2006

CARL P. SHERR & CO., LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2005	2004
Cash	$ 29,083	$ 37,809
Deposits with clearing agent	298,893	372,766
Receivable from clearing agent	3,054	2,224
Other receivables	68,973	42,694
Prepaid expenses	6,530	6,088
Property and equipment, net	40,428	55,546
Total assets	$ 446,961	$ 517,127

LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$ 25,787	$ 31,978
Members' equity	421,174	485,149
Total liabilities and members' equity	$ 446,961	$ 517,127

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	2005	2004
Revenues:		
Commissions on securities transactions	$ 229,763	$ 243,596
Trading gains on securities, net	256,633	476,156
Investment advisory fees	230,280	151,934
Commissions on insurance policies and annuities	46,866	41,824
Interest and dividends	60,655	37,519
Miscellaneous income	-	24,473
Total revenues	824,197	975,502
Expenses:		
Guaranteed payments to members	246,562	229,252
Payroll	70,470	63,943
Payroll taxes and employee benefits	5,956	5,518
Commissions	547	1,290
Transfer, clearance and brokerage fees	29,384	42,270
Equipment rental	39,041	66,765
Professional fees	34,964	39,903
Rent	24,022	24,022
Office and postage	23,032	22,592
Depreciation	15,978	15,670
Telephone	15,867	17,035
Auto expense	16,841	15,750
Travel, selling and promotion	12,403	13,855
Advertising	889	4,217
Insurance	3,430	3,780
Dues and subscriptions	1,346	2,015
Taxes and licenses	3,918	3,083
Total expenses	544,650	570,960
Net income	279,547	404,542
Members' equity - beginning	485,149	413,316
Members' distributions	(343,522)	(332,709)
Members' equity - ending	$ 421,174	$ 485,149

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2005	2004
Operating activities:		
Net income	$ 279,547	$ 404,542
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	15,978	15,670
Changes in operating assets and liabilities:		
Deposits with clearing agent	73,873	(73,694)
Receivable from clearing agent	(830)	734
Other receivables	(26,279)	(5,640)
Prepaid expenses	(442)	38
Accounts payable and accrued expenses	(6,191)	21,264
Net cash provided by operating activities	335,656	362,914
Investing activities:		
Acquisition of property and equipment	(860)	(2,222)
Financing activities:		
Members' distributions	(343,522)	(332,709)
Net increase(decrease) in cash	(8,726)	27,983
Cash - beginning	37,809	9,826
Cash - ending	$ 29,083	$ 37,809

The accompanying notes are an integral part of the financial statements

(1) ORGANIZATION AND NATURE OF BUSINESS

Nature of Business:

Carl P. Sherr & Co., LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD) and various exchanges. The Company's principal sources of revenue are investment advisory fees, commissions on securities transactions for customers located primarily in Central Massachusetts and net gains from the Company's trading in the securities markets. An unrelated clearing agent completes the majority of the securities transactions.

Organization:

The Company is organized as a limited liability company. The terms of the Company's operating agreement limit the members' liability for losses, debts and obligations to their capital contributions. The members may be liable for certain amounts previously distributed to them by the Company in the event that insufficient assets are available to pay liabilities. In addition, the Company will terminate upon the death of the managing member unless other members, owning more than 50% at that time, elect to continue the Company. At December 31, 2005, the managing member had a 70% ownership interest in the Company, which decreased to 50.2% effective January 1, 2006.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities:

Marketable securities are stated at market value and securities not readily marketable are stated at fair value as determined by management. The difference between cost and market (or fair value) is included in income. At December 31, 2005 and 2004, there were no securities owned by the Company.

Income Recognition:

Profits and losses arising from the Company's securities transactions as well as commission income from customers' securities transactions and related transaction expenses are recorded on a trade date basis.

Dividends and interest income are accrued as earned.

Investment advisory fees and commissions on insurance and annuity products are accrued as earned.

Property and Equipment:

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Guaranteed Payments to Members:
Guaranteed payments to members, which are designed to represent reasonable compensation for services rendered, are accounted for as an expense rather than a distribution from members' equity.

Federal and State Income Taxes:
The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their shares of the Company's net earnings on their individual income tax returns. Therefore, no provision for income taxes is reflected in these statements.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

(3) DEPOSITS WITH CLEARING AGENT

Deposits with clearing agent are comprised of the following:

	2005	2004
Cash	$ 248,887	$ 322,760
Deposit	50,006	50,006
	$ 298,893	$ 372,766

(4) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2005	2004
Furniture and fixtures	$ 23,993	$ 55,622
Motor vehicles	62,745	62,745
	86,738	118,367
Accumulated depreciation	(46,310)	(62,821)
	$ 40,428	$ 55,546

In 2005, furniture and fixtures and accumulated depreciation were reduced by approximately $32,000 for fully depreciated assets that were no longer in use.

(5) ADVERTISING COSTS

Advertising costs, totaling approximately $900 in 2005 and $4,200 in 2004, are expensed as incurred.

(6) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", rule 15c3-1 of the Securities and Exchange Commission (SEC). The rule requires the Company to maintain "net capital" of at least $250,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

	2005	2004
Aggregate indebtedness	$ 25,787	$ 31,978
Net capital	$ 374,216	$ 423,515
Ratio of aggregate indebtedness to net capital	.069 to 1	.076 to 1

(7) COMMITMENTS AND CONTINGENCIES

In the course of business, the Company executes transactions on behalf of its customers. If any of these transactions do not settle due to a customer's nonperformance, the Company may become obligated to settle. It is management's opinion that this, or any litigation that may result from customer transactions, will not have a materially adverse effect on future operations or financial position.

The Company maintains cash balances with its clearing agent in excess of insured limits.

CARL P. SHERR & CO., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net capital:	
Total members' equity	$ 421,174
Less - nonallowable assets:	
Property and equipment	40,428
Other assets	6,530
	46,958
Net capital before haircuts on securities positions (tentative net capital)	374,216
Haircuts - none required	-
Net capital	$ 374,216
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 25,787
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital at 1,000 percent	$ 371,637
Ratio: Aggregate indebtedness to net capital	.069 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 374,216
Audit adjustments, net	-
Net capital per above	$ 374,216

See independent auditors' report